UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*



Integrated Resources High Equity Partners, Series 85, a California Limited Partnership
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)


(CUSIP Number)

Arthur H. Amron
411 West Putnam Avenue
Greenwich, CT  06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 1997
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














































SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               92

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               92

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     92 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON*
     CO



SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Millenium Funding II Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               20,315

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               20,315

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,315 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%

14   TYPE OF REPORTING PERSON*
     CO


SCHEDULE 13D
CUSIP No.  None

1    NAME OF REPORTING PERSONS
     Presidio Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               20,407

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               20,407

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,407 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%

14   TYPE OF REPORTING PERSON*
     HC


                         Schedule 13D


Item 1.   Security and Issuer.

          The class of securities to which this statement relates are the units of limited partnership interest (the "Units") of Integrated Resources High Equity Partners, Series 85, a California limited partnership ("HEP"). HEP is a California limited partnership with its principal executive offices at 411 West Putnam Avenue, Greenwich, CT 06830.


Item 2.   Identity and Background.

          This statement is being filed by Millenium Funding Corp., a Delaware corporation ("MFC"), Millenium Funding II Corp., a Delaware corporation ("MFC II"), and Presidio Capital Corp., a British Virgin Islands corporation ("Presidio") (collectively, the "Reporting Persons"), with respect to the Units beneficially owned by the Reporting Persons.

          Each of MFC and MFC II is a direct or indirect wholly-owned subsidiary of Presidio. The principal business and office address of each of MFC and MFC II is 411 West Putnam Avenue Greenwich, CT 06830, and of Presidio is c/o Hemisphere Management Limited, 9 Church Street, Hamilton HM DX, Bermuda.

          For certain information concerning the executive officers and directors of MFC, MFC II and Presidio, see schedule
1.  For certain information concerning Presidio, see schedule 2.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person listed on schedule 1 has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          Presidio has contributed to the capital of each of MFC and MFC II the amounts required to fund the acquisitions of all the Units acquired by MFC and MFC II, as well as the expenses incurred in connection with the acquisitions and all organization and operating costs of MFC and MFC II. Such contributions have been made from Presidio's working capital.


Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired the Units for investment purposes and with a view to making a profit. In addition, the Reporting Persons and their affiliates intend in the future to acquire additional Units from time to time, if Units become available to them at favorable prices. Any such acquisitions may be made through private purchases or by any other means deemed advisable, and may be at higher or lower prices than those paid for the Units already acquired.

          None of the Reporting Persons have any present plans or intentions with respect to a merger, reorganization or liquidation of HEP, a sale of assets or financing of any of HEP's properties or a change in the management, capitalization or distribution policy of HEP. However, the Reporting Persons believe that, consistent with their fiduciary obligations, the general partners of HEP, who are affiliates of the Reporting Persons, will continue to review opportunities, such as sales of properties, and will seek to maximize returns to investors in the Units. The general partners' intentions are to manage HEP's assets to maximize capital appreciation and improve property operations.


Item 5.   Interest in Securities of the Issuer.

          The Reporting Persons own beneficially an aggregate of 5.1% of the outstanding Units (on the basis of 400,010 Units outstanding). Set forth below is a summary for each Reporting
Person of its beneficial ownership of Units.


     A.   MFC

          (a)  Aggregate number of Units beneficially
               owned: 92
                    Percentage: 0.0%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    92
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 92
          (c) There were no transactions by MFC during the past 60 days.
          (d)  MFC may be deemed to have the right to
               receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 92 Units.
          (e)  Not applicable.




     B.   MFC II

          (a)  Aggregate number of Units
               beneficially owned: 20,315
                    Percentage:  5.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    20,315
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 20,315
          (c) There were no transactions by MFC II during the past 60 days, other than as set forth below in this item 5.
          (d) MFC II may be deemed to have the right to receive or the power to direct the receipt of distribution from, or proceeds from the sale of, the 20,315 Units
          (e)  Not applicable.

     C.   Presidio

          (a)  Aggregate number of Units
               beneficially owned: 20,407
                    Percentage:  5.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    20,407
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 20,407
          (c)  There were no transactions by Presidio
               during the past 60 days, other than as
               set forth in this item 5.
          (d) Presidio may be deemed to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the 20,407 Units.
          (e)  Not applicable.

          MFC II purchased 461 Units for $27,878.98 on April 21,
1997 (i.e., $60.48 per Unit) and 456 Units for $27,576.60 on June
2, 1997 (i.e., $60.48 per Unit). The purchases were made in brokerage transactions effected by DCC Securities Corp.









Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          See Items 2, 3, 4 and 5.



Item 7.   Material to be Filed as Exhibits.

          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii), filed herewith













































                        SCHEDULE 1


           INFORMATION WITH RESPECT TO THE EXECUTIVE
      OFFICERS AND DIRECTORS OF MFC, MFC II AND PRESIDIO


          Set forth below is the name and present principal occupation of each director and executive officer of MFC, MFC II and Presidio. Each person listed below is a citizen of the United States, and his current business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

          Charles E. Davidson has been a director of each of MFC and MFC II since its formation in 1995 and 1996, respectively, and has been a director of Presidio and the chairman of the board of directors of Presidio since its formation in August 1994. Mr. Davidson also is chairman of DLB Oil and Gas, Inc., an oil exploration company, and has served as chairman of the board and a director of Resurgence Properties Inc. ("Resurgence") since its formation in March 1994. He is also a director of Technology Service Group, Inc., a company engaged in the design, development, manufacturing and sale of public communications products and services. He is currently the chairman of the board and a member of Wexford Management LLC ("Wexford") and is the managing partner of a number of private investment partnerships.

          Joseph M. Jacobs has been a director and the president of each of MFC and MFC II since its formation, and has been a director of Presidio and the chief executive officer and president of Presidio since its formation. Since January 1996, Mr. Jacobs has been the president and a member of Wexford. Mr. Jacobs has been a director of Resurgence and the chief executive officer, president and treasurer of Resurgence since its formation.

          Martin L. Edelman has been a director of Presidio since February 1995. Mr. Edelman has been of counsel to Battle Fowler LLP, a New York law firm, since January 1994. Prior to that, he was a partner in such firm. He is a director of Hospitality Franchise Systems, Inc., National Gaming Corporation and numerous private companies.

          Dean J. Takahashi has been a director of Presidio since November 1994. Mr. Takahashi is a senior director of investments
- endowment management of Yale University. Since 1986, he has been responsible for analysis and recommendations regarding asset allocation and investment policy for Yale's $5.0 billion endowment, $200 million staff pension plan and various life income funds. Mr. Takahashi currently is a director of Smith Offshore Exploration, and an advisory board member of Highland Capital Partners, APEX European Ventures, Summit Ventures and Bai Capital.

          Paul Walker has been a director of Presidio since
November 1994. Since February 1995, Mr. Walker has been president of Walker, Truesdell & Associates, a financial consulting firm located in New York City.

          Robert Holtz has been a vice president and the secretary of each of MFC and MFC II since its formation, and vice president and secretary of Presidio since its formation. Since January 1996, Mr. Holtz has been a senior vice president and a member of Wexford. Mr. Holtz has been a vice president and assistant secretary of Resurgence since its formation.

          Jay L. Maymudes has been a vice president and the treasurer of each of MFC and MFC II since its formation, and has been a vice president, treasurer and chief financial officer of Presidio since its formation. Mr. Maymudes has been the chief financial officer and a vice president of Resurgence since July 1994, secretary of Resurgence since January 1995 and assistant secretary from July 1994 to January 1995. Since January 1996, Mr. Maymudes has been the chief financial officer, treasurer and a senior vice president of Wexford.

          Arthur Amron has been a vice president and assistant secretary of each of MFC and MFC II since its formation. Mr.
Amron is an executive officer and general counsel of Wexford.

          Frederick Simon has been a vice president of each of MFC and MFC II since its formation. Mr. Simon is an executive officer of Wexford.






















                          Schedule 2



                  INFORMATION ABOUT PRESIDIO


          Set forth below is certain information about Presidio, which is based exclusively on information in Presidio's Annual
Report on Form 10-K for the Fiscal Year Ended December 31, 1996.

          1.   HEP is one of a series of three public
partnerships (the "HEP Partnerships") that invested in unleveraged commercial real estate in the period 1985-1989. Subsidiaries of Presidio serve as general partners and hold a 5.0% interest in each of the HEP Partnerships. For managing the affairs of the HEP Partnerships, the general partners receive partnership management fees, property management fees and certain expense reimbursements in the aggregate of approximately $4.5 million per year.

          2. The HEP Partnerships and their general partners are subject to a class action lawsuit alleging, among other things, that the general partners caused a waste of the HEP Partnerships' assets by collecting management fees in lieu of pursuing a strategy to maximize the value of the investments owned by the limited partners; that the general partners breached their duty of loyalty and due care to the limited partners by expropriating management fees without trying to run the HEP Partnerships for the purposes for which they are intended; that the general partners are acting improperly to enrich themselves in their position of control over the HEP Partnerships and that their actions prevent non-affiliated entities from making and completing tender offers to purchase outstanding units of limited partnership interest; that by refusing to seek the sale of the HEP Partnerships' properties, the general partners have diminished the value of the limited partners' equity in the HEP Partnerships; that the general partners have taken heavily overvalued partnership asset management fees; and that units of limited partnership interest were sold and marketed through the use of false and misleading statements. The HEP Partnerships and their general partners believe that each of the claims asserted is meritless and intend to continue vigorously to defend the action.

          3.   Presidio is managed by Presidio Management
Company, LLC ("Presidio Management"), and Steinhardt Management
Company, Inc. ("Steinhardt Management"), and is administered by Wexford. Presidio and its non-U.S. subsidiaries are administered offshore by Hemisphere Management (Cayman) Limited
("Hemisphere").

          Pursuant to the management agreement with Presidio Management (the "Presidio Management Agreement"), Presidio Management oversees the management of Presidio and the management and liquidation of Presidio's assets. Pursuant to the management agreement with Steinhardt Management (the "Steinhardt Management Agreement"), Steinhardt Management will be available to consult with Presidio Management in connection with certain material transactions relating to Presidio's assets. Each Management Agreement provides for a fixed fee of $1.25 million per year, payable in equal monthly installments.

          Pursuant to the Presidio Management Agreement, Presidio Management has full discretion and authority, without the need for any subsequent approval of the board of directors or shareholders of Presidio, or any subsidiary, except as expressly required by Presidio's articles of association or otherwise required by law, to manage and to liquidate Presidio's assets (whether by sale, hypothecation, securitization or otherwise) in such manner as Presidio Management considers appropriate, subject to certain restrictions.

          Under the Presidio Management Agreement, Presidio Management may direct Presidio to pay up to 50% of the $1.25 million annual management fee directly to Joseph M. Jacobs or a corporation controlled by him. Presidio Management has directed Presidio to pay 50% of such management fee to Mr. Jacobs. In March 1996, the board of directors of Presidio approved the assignment of the Presidio Management Agreement to Wexford. In October 1996, this assignment was revoked, and a new agreement, pursuant to which Presidio Management retained Wexford to assist in the performance of its duties as manager, was entered into. Charles E. Davidson, the chairman of Presidio, has a significant interest in both Wexford and Presidio Management.

          The term of each of the Management Agreements expires on November 3, 1997. The Management Agreements may be terminated without cause by Presidio upon not fewer than 10 days notice. Each Management Agreement also is terminable if Presidio Management or Steinhardt Management, as the case may be, has been grossly negligent or has committed willful malfeasance in carrying out its duties, or is in material breach of its obligations thereunder. In the event of early termination of either Management Agreement, Presidio shall pay on the date of the termination a lump sum amount equal to the aggregate management fee that would have been payable had the Management Agreement not been terminated, unless Presidio has deposited such amount with an escrow agent satisfactory to Presidio Management or Steinhardt Management, as the case may be, with a distribution thereof upon entry of a final court order determining that such termination was not for cause. If either Management Agreement is terminated by Presidio, the other Management Agreement shall be deemed to have been similarly terminated.

          Presidio Management and Steinhardt Management are each required to render their services at their own expense. Presidio is responsible for all other expenses relating to its assets, including, without limitation, services of attorneys, accountants and other third party professionals, employees provided to Presidio and other operating expenses, and must periodically reimburse Presidio Management for any such expenses advanced by Presidio Management.

          Pursuant to an administrative services agreement between Wexford and Presidio (the "Administrative Services Agreement"), Wexford has agreed to provide Presidio certain administrative and management services. Joseph M. Jacobs is a member and the president of Wexford. Robert Holtz is a member and a senior vice president of Wexford. Jay L. Maymudes is the chief financial officer and a senior vice president of Wexford. Charles E. Davidson, the chairman of the board of Presidio, is a member and chairman of Wexford. Wexford provides management and other services to third parties that are not related to Presidio.

          Pursuant to the Administrative Services Agreement, Wexford oversees the day-to-day management of Presidio. In such capacity, Wexford has agreed to make available (i) Mr. Jacobs to serve as the chief executive officer, president and a Class B Director of Presidio, (ii) Mr. Holtz to serve as vice president and secretary of Presidio, (iii) Mr. Maymudes to serve as chief financial officer, vice president and treasurer of Presidio, (iv) persons to serve as officers and directors of Presidio's direct or indirect subsidiaries or affiliates and (v) such other persons as may be necessary to fulfill Wexford's obligations under such agreement. Presidio retains the right to remove any employee of Wexford serving as an officer or director of Presidio. Wexford also serves as an advisor to Presidio Management.

          Under the Administrative Services Agreement, Presidio has agreed to indemnify Wexford and its direct or indirect officers, directors, partners, employees and agents (including, without limitation, persons serving as officers of Presidio) from losses, provided, among other things, that such losses resulted from (i) a mistake of judgment or action or inaction taken by such person in connection with Wexford's duties under the Administrative Services Agreement honestly and in good faith that such person reasonably believed to be in the best interest of Presidio or (ii) the negligence, dishonesty or bad faith of any agent selected by such person with reasonable care on behalf of Presidio.

          Presidio is obligated to pay Wexford annual amounts of $350,000 and $125,000 in respect of the services performed by Messrs. Jacobs and Holtz, respectively, and for its direct and indirect costs properly allocable to the performance of its duties under the Administrative Services Agreement and providing officers and directors of Presidio. Such expenses include, without limitation, payroll, payroll taxes, costs of employee benefit plans approved by Presidio Management or by Presidio's board of directors, accounting fees, rent and other overhead expenses of Wexford, and any required severance payment to Wexford's employees (other than Messrs. Jacobs, Holtz and Maymudes). Any other bonus, severance or similar payment is subject to approval of Presidio Management or, in the case of such payments to Messrs. Jacobs, Holtz or Maymudes, if required by Presidio's organizational documents or the Presidio Management Agreement, the board of directors of Presidio.

          Presidio and two of its non-U.S. subsidiaries, Presidio GP Corp. and Presidio LP Corp. (collectively, the "BVI Group"), have each entered into administration agreements (the "Hemisphere Administration Agreements") with Hemisphere, pursuant to which Hemisphere acts as the BVI Group's offshore administrator. Pursuant to the Hemisphere Administration Agreements, Hemisphere shall, among other things, (i) provide office facilities, personnel and accommodations required by the BVI Group in the Cayman Islands, (ii) communicate with shareholders and the general public on the BVI Group's behalf, (iii) maintain corporate books and records and a shareholder register, (iv) call and hold all meetings of shareholders and directors, (v) disburse all necessary payments on behalf of the BVI Group and (vi) accept subscriptions for shares and make redemptions and repurchases of shares, in each case subject to the provisions of the Memorandum and Articles of the respective companies within the BVI Group and under the supervision of their respective directors and officers. In consideration for such services, Hemisphere receives an aggregate fee of $36,000 per annum (subject to annual review and reduction in certain circumstances) and reimbursement of its out-of-pocket expenditures. The Hemisphere Administration Agreements are effective for successive one-year terms, unless and until terminated by either party on 30 days' written notice to the other party, or upon written notice of the occurrence of any breach and a failure to cure such breach within 10 days thereafter.

          4. The following table sets forth certain information known to Presidio with respect to beneficial ownership of the Class A Common Shares of Presidio ("Class A Shares") as of March 1, 1997 (based on 8,797,255 Class A Shares outstanding on such date) by: (i) each person who beneficially owns 5% or more of the Class A Shares, (ii) the executive officers of Presidio, (iii) each of Presidio's directors and (iv) all directors and executive officers as a group:

                                      Beneficial Ownership
                                   Number of       Percentage
     Name of Beneficial Owner       Shares        Outstanding

     Thomas F. Steyer              4,553,560(1)        51.8%
     Fleur A. Fairman

     John M. Angelo                1,231,762(2)        14.0%
     Michael L. Gordon

     Intermarket Corp.             1,000,918(3)        11.4%

     M.H. Davidson & Co.             474,205(4)         5.4%


     Michael H. Steinhardt                 -(5)           -

     Joseph M. Jacobs                      -(5)           -

     Robert Holtz                          -(5)           -

     Jay L. Maymudes                       -              -

     Charles E. Davidson                   -(5)           -

     Martin L. Edelman                 4,550(6)           *

     Dean J. Takahashi                 4,550(6)           *

     Paul T. Walker                    4,550(6)           *

     Directors and executive officer
       as a group (7 persons)         13,650              *

*    Less than 1% of the outstanding Class A Shares.

(1) As the managing partners of each of Farallon Capital Partners, L.P. ("FCP"), Farallon Capital Institutional Partners, L.P. ("FCIP"), Farallon Capital institutional Partners II, ("FCIP II") and Tinicum Partners L.P. ("Tinicum") (collectively, the "Farallon Partnerships"), may each be deemed to own beneficially the 1,397,318, 1,610,730, 607,980 and 241,671 shares held, respectively, by each of such Farallon Partnerships. Farallon Capital Management, LLC ("FCMLLC"), the investment advisor to certain discretionary accounts that collectively hold 695,861 shares and Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen
     L. Millham, Meridee A. Moore and Thomas F. Steyer, as a managing member of FCMLLC (collectively the "Managing Members"), may be deemed to be the beneficial owner of all of the shares owned by such discretionary accounts. FCMLLC and each Managing Member disclaim any beneficial ownership of such shares.

     Farallon Partners, LLC ("FPLLC") (the general partner of FCP, FCIP, FCIP II and Tinicum), and each of Fleur A. Fairman, Mr. Boilini, Mr. Cohen, Mr. Downes, Mr. Fish, Mr. Fremder, Mr. Mellin, Mr. Millham, Ms. Moore and Mr. Steyer, each as managing member of FPLLC (collectively, the "Managing Members"), may be deemed to be the beneficial owner of all of the shares owned by FCP, FCIP, FCIP II and Tinicum. FPLLC and each Managing Member disclaim any beneficial ownership of such shares.

(2) John M. Angelo and Michael L. Gordon, the general partners and controlling persons of AG Partners, L.P., which is the general partner of Angelo, Gordon & Co., L.P., may be deemed to have beneficial ownership of the securities beneficially owned by Angelo, Gordon & Co., L.P. and its affiliates. Angelo, Gordon & Co., L.P., a registered investment advisor, serves as general partner of various limited partnerships and as investment advisor of third party accounts with power to vote and direct the disposition of Class A Shares owned by such limited partnerships and third party accounts.

(3) Intermarket Corp. serves as general partner for certain limited partnerships and as investment advisor to certain corporations and foundations. As a result of such relationships, Intermarket Corp. may be deemed to have the power to vote and the power to dispose of Class A Shares held by such partnerships, corporations and foundations.

(4) Marvin H. Davidson, Thomas L. Kempner Jr., Stephen M. Dowicz, Scott E. Davidson and Michael J. Leffell, the general partners, members and stockholders of certain entities that are general partners or investment advisors of Davidson Kempner Endowment Partners, L.P., Davidson Kempner Partners, L.P., Davidson Kempner Institutional Partners, L.P., M.H. Davidson and Co. Davidson Kempner International Ltd. (collectively, the "Investment Funds"), may be deemed to be the beneficial owners of the securities beneficially owned by the Investment Funds and their affiliates.

     In addition, Mr. Kempner owns 800 shares and may be deemed to beneficially own certain securities held by certain foundations and trusts. Mr. Kempner disclaims beneficial ownership of such shares.

(5) Excludes 1,200,000 Class B Common Shares of Presidio ("Class B Shares") owned by IR Partners. Such Class B Shares are convertible in certain circumstances into 1,200,000 Class A Shares; however, such shares are not convertible at present. IR Partners is a general partnership whose general partners are Steinhardt Management, certain of its affiliates and accounts managed by it and Roundhill Associates. Roundhill Associates is a limited partnership whose general partner is Charles E. Davidson, the principal of Presidio Management, the chairman of the board of Presidio and a member of Wexford. Joseph M. Jacobs, the chief executive officer and president of Presidio and a member and the president of Wexford, and Robert Holtz, a vice president of Presidio and a member of Wexford, have limited partner interests in Roundhill Associates. Each of Michael H. Steinhardt, the controlling person of Steinhardt Management and its affiliates, and Charles E. Davidson may be deemed to be beneficial owners of such 1,200,000 shares.

(6) Shares held by each Class A Director of Presidio were issued pursuant to a Memorandum of Understanding Regarding
     Compensation of Class A Directors of Presidio.

The address of Thomas F. Steyer and the other individuals mentioned in footnote 1 above (other than Fleur A. Fairman) is c/o Farallon Capital Partners, L.P., One Maritime Plaza, San Francisco, California 94111 and the address of Fleur A. Fairman is c/o Farallon Capital Management, Inc., 800 Third Avenue, 40th Floor, New York, New York 10022. The address of Angelo, Gordon & Co., L.P. and its affiliates is 245 Park Avenue, 26th Floor, New York, New York 10167. The address for Intermarket Corp. is 667 Madison Avenue, New York, New York 10021. The address for M.H. Davidson and Co. is 885 Third Avenue, New York, New York 10022.



















































Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997


                              MILLENIUM FUNDING CORP.


                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President


                              MILLENIUM FUNDING II CORP.


                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President


                              PRESIDIO CAPITAL CORP.

                                BY: WEXFORD MANAGEMENT LLC,
                                    AS AGENT

                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Senior Vice President























                         EXHIBIT INDEX


     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii), filed herewith


















































                              EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


                              MILLENIUM FUNDING CORP.


                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President


                              MILLENIUM FUNDING II CORP.


                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President


                              PRESIDIO CAPITAL CORP.

                                BY: WEXFORD MANAGEMENT LLC,
                                    AS AGENT

                              By:  /s/Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Senior Vice President